FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December 2006

FORMULA SYSTEMS (1985) LTD.
(Translation of Registrant’s Name into English)

3 Abba Eban Blvd., Herzliya, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

Attached to the Registrant’s Form 6-K for the month of December 2006 and incorporated by reference herein is the Registrant’s immediate report dated December 26, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD. (Registrant) By: /s/ Gad Goldstein —————————————— Gad Goldstein President

Dated: December 26, 2006

FOR IMMEDIATE RELEASE

Formula Systems Reports Expected Payment of the Full Amount of the Formula Vision Debt on December 31st, 2006

Herzliya, Israel – December 26, 2006 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a leading provider of information technology products, solutions and services, announced today that it has been notified by Formula Vision Technologies (F.V.T.) Ltd., (“Formula Vision”) a former subsidiary, that it intends to execute full payment of the principle and interest of the debt owed by Formula Vision to the Company, approximately 51 million US$, on December 31st, 2006.

Gad Goldstein CEO of the Company commented: “The full and punctual payment of the loan, as stated in the contract between the companies, will position the company at the beginning of 2007 with a new level of certainty and free capital resources. We hope that the strong beginning of 2007 will be the harbinger of a successful year.”

Formula Systems (1985) Ltd.

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Formula Vision Technologies (F.V.T.) Ltd.
Formula Vision is a managing and holding company, guiding a group of privately held IT companies with innovative, proprietary technologies and solutions targeting international markets. Formula Vision holds a controlling interest in some of these privately held companies and a minority interest in the other members of the group. [For a brief description of Formula Vision’s principal affiliated companies, please see Item 4 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2005]

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Statements contained in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks anad uncertainties include, but are not limited to: successful completion of the transactions contemplated in this press release, market demand for the companies’ products, dependence on strategic partners, integration of new business, successful implementation of the companies’ products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent annual report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward looking statement.

Contact:
Israel:	Gad Goldstein, President, Formula Systems Ltd.
+972-9-959-8800

USA:	Dennis S. Dobson, for Formula Systems Ltd.
(203) 255-7902